2930 W. Sam Houston Pkwy N., Suite 300

Houston, Texas 77043

(713) 849-9911

August 11, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Jay Ingram

Re:	Registration Statement on Form S-3 (No. 333-166443) of Flotek Industries, Inc.

Ladies and Gentlemen:

On behalf of Flotek Industries, Inc. (the “Company”) and each of the undersigned subsidiary guarantors (the “Guarantors”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-3 be accelerated to 3:00 p.m., Washington, D.C. time, on Friday, August 13, 2010, or as soon thereafter as practicable. The Company and each of the Guarantors hereby acknowledge that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company or the Guarantors from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company and the Guarantors may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

FLOTEK INDUSTRIES, INC.
FLOTEK INTERNATIONAL, INC.
PETROVALVE, INC.
TELEDRIFT COMPANY
FLOTEK INDUSTRIES FZE
CESI CHEMICAL, INC.
CESI MANUFACTURING, LLC
PADKO INTERNATIONAL INCORPORATED
SOONER ENERGY SERVICES, LLC
FLOTEK ECUADOR INVESTMENTS, LLC
FLOTEK ECUADOR MANAGEMENT, LLC
FLOTEK PAYMASTER, INC.
MATERIAL TRANSLOGISTICS, INC.
TURBECO, INC.
USA PETROVALVE, INC.

By:	/S/ JESSE E. NEYMAN
Name:	Jesse E. Neyman
Title:	Authorized Officer